Exhibit 12.1

Green Mountain Coffee Roasters, Inc.

Ratio of Earnings to Fixed Charges

(Amounts in thousands)

						Thirty-nine weeks ended
	2004	2005	2006	2007	2008	6/27/2009	6/28/2008
Fixed charges—Interest expensed and capitalized	$563	$724	$2,425	$6,620	$6,255	$3,768	$4,757

Earnings:
Income before tax	$14,632	$15,569	$16,055	$21,577	$36,472	$66,558	$24,813
Interest expense	282	498	2,261	6,176	5,705	3,494	4,415
Amortization of capitalized interest	40	36	32	40	48	36	36

Earnings	$14,954	$16,103	$18,348	$27,793	$42,225	$70,088	$29,264

Ratio	26.6	22.2	7.6	4.2	6.8	18.6	6.2